[redacted]

09042643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
Washington, DC
104

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/1/2008 (MM/DD/YY) AND ENDING 8/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvestons Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. Prentice Ave, Suite 305
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Ashby Goldstine, PC
(Name – if individual, state last, first, middle name)

655 Broadway, Suite 565	Denver	CO	80203
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 30 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 11/25

OATH OR AFFIRMATION

I, Morgan Bassey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvestons Securities Inc., as of August 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY NOTARY PUBLIC STATE OF COLORADO

Signature

President/CEO

Title

Notary Public My commission expires 10/23/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
AUGUST 31, 2009

JACKSON ASHBY GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

HARVESTONS SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009

TABLE OF CONTENTS

JACKSON ASHBY GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JACKSON ASHBY GOLDSTINE, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

October 23, 2009

The Stockholder and Directors of
Harvestons Securities, Inc.

We have audited the accompanying statement of financial condition of **Harvestons Securities, Inc.**, as of August 31, 2009, and the related statement of operations, statement of changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Harvestons Securities, Inc.** as of August 31, 2009, and the results of its operations, changes in stockholder's equity, and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Ashby Goldstine

JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO

P.O. Box 1072
Evergreen, CO 80437-1072
(303) 670-3132 Fax (303) 825-4077

655 Broadway, Suite 565
Denver, CO 80203
(303) 825-4072 Fax (303) 825-4077

HARVESTONS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
As of August 31, 2009

ASSETS

Cash	$19,357
Advances & Receivables	127,483
Securities Owned, at Market	158,140
Deposits with Clearing Organization	100,000
Due From Clearing Firm	29,710
Prepaid Expenses	529
Other Deposits	185
Furniture & Equipment, net	21,887
TOTAL ASSETS	$457,291

LIABILITIES AND OWNERSHIP EQUITY

LIABILITIES:	
Accounts Payable	$1,951
Due to Clearing Firm	6,675
Accrued Payroll	27,077
TOTAL LIABILITES	35,703
STOCKHOLDER'S EQUITY:	
Common Stock, $1 par Value, 100,000 Shares Authorized, 5,000 Shares Issued & Outstanding	5,000
Additional Paid-in Capital	808,309
Unrealized Loss on Securities Owned	(277,211)
Accumulated Deficit	(161,544)
Net Income	47,034
TOTAL STOCKHOLDER'S EQUITY	421,588
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$457,291

The Accompanying Notes are an Integral Part of this Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended August 31, 2009

REVENUES:	
Commissions	$317,398
Trading Revenue	(101,522)
Underwriting Income	360,672
Other Income	2,325
TOTAL REVENUE	578,873
EXPENSES:	
Commissions	106,084
Salaries & Other Related Costs	104,201
Travel & Business Expenses	64,780
Clearing Expenses	56,369
Legal & Accounting	50,922
Occupancy Costs	39,988
Insurance	27,417
Equipment Rental	23,600
Licenses & Taxes	19,469
Communications	10,529
Contributions	9,308
Depreciation Expense	6,591
Administrative Expenses	6,335
Dues & Subscriptions	4,746
Interest Expense	1,500
TOTAL EXPENSES	531,839
NET INCOME	$47,034

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2009

	CommonShares	Par Value	Additional Pain-InCapital	Unralized Loss on Securities Owned	Accumlated Deficit	Total Stockholder's Equity
Balance: September 1, 2008	5,000	$5,000	$1,308,309	($362,967)	($161,544)	$788,798
Return of Capital			(500,000)			(500,000)
Decrease in Unrealized Loss				85,756		85,756
Net Profit(Loss) for the Year					47,034	47,034
Balance August 31, 2009	5,000	$5,000	$808,309	($277,211)	($114,510)	$421,588

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the Year Ended August 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income/(Loss)	$47,034
Adjustments to Reconcile Net Loss to	
Net Cash used in Operating Activities:	
Depreciation	6,591
Increase/Decrease in Assets/Liabilities:	
Decrease in Advances & Receivables	125,275
Decrease in Other Deposit	4,200
Decrease in Prepaid Expenses	1,934
Increase in Accounts Payable	526
Increase in Payroll Tax Liabilities	27,000
NET CASH USED IN OPERATING ACTIVITIES	212,560
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Due from Clearing Broker	(29,307)
Increase in Computers & Equipment	(19,681)
Decrease in Due to Clearing Broker	(67,414)
Decrease in Securities Owned	34,768
Decrease in Unrealized Loss on Securities Owned	85,756
NET CASH USED IN INVESTING ACTIVITIES:	4,122
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Withdrawal	(500,000)
NET CASH USED IN FINANCING ACTIVITIES:	(500,000)
NET DECREASE IN CASH	(283,318)
CASH AT BEGINNING OF YEAR	302,675
CASH AT END OF YEAR	$19,357

The Accompanying Notes are an Integral Part of This Financial Statement

HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009

1. Organization and Summary of Significant Accounting Principles

Organization:
Harvestons Securities, Inc. (Harvestons) was incorporated in the State of Colorado on January 15, 1993, for the purpose of conducting business as a registered broker/dealer in securities.

Harvestons has claimed an exemption from rule 15c3-3 of the Securities and Exchange Commission. The Firm does not hold cash or securities for the account of customers. A summary of Harvestons' significant accounting policies is as follows:

Depreciation and Amortization:
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years for all assets.

Marketable Securities:
Securities transactions are recorded on a settlement date basis. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market is treated as unrealized gain or loss at the year end. Net unrealized loss as of the year ended August 31, 2009 is $277,211.

Income Taxes:
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

Cash Equivalents:
For purposes of the statement of cash flow, Harvestons considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. Net Capital Requirements

Harvestons is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2009 Harvestons had net capital of $240,296 which $140,296 was in excess of its required net capital of $100,000. Harvestons had aggregate indebtedness in the amount of $35,703 therefore, its net capital ratio was .15 to 1 at August 31, 2009.

HARVESTONS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2009

3. Income Taxes

No provision for income taxes is required for the period ended August 31, 2009, because Harvestons has had accumulated net operating losses of $114,510 from inception through August 31, 2009. As of August 31, 2009 deferred tax assets and valuation allowance are as follows:

Deferred tax assets resulting from loss carry forwards	$45,804
Valuation Allowance	(45,804)
Net Deferred Income Tax Asset	$0

4. Related Party Transactions

The Company leases its office space from a company owned in part by the shareholder of Havestons Securities. Harvestons paid $20,000 to this related company during the year ended August 31, 2009.

5. Commitments

The Company leases office space and services for its operations. The future minimum lease payments for office space under the lease at August 31, 2009 is $133,600.

	Lease Payments
2010	$30,000
2011	30,400
2012	31,000
2013	31,600
2014	10,600
	$133,600

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2009

NET CAPITAL		
Total Stockholder's Equity		$421,588
Add: Liabilities not Subordinated to claims of General Creditors allowable in Computation of Net Capital		0
Total Capital and Allowable Subordinated Liabilities		421,588
Adjustments and Charges:		
Non-Allowable Assets:		
Prepaid Expenses	$529	
Office Equipment, net of accumulated depreciation	21,887	
Advances	127,483	
Other receivables and prepaid expenses	185	150,084
Net Capital before haircuts on securities positions		271,504
Haircuts on securities positions, computed where applicable pursuant to rule 15c3-1(f):		
Other Securities Owned - Net		21,275
Undue Concentration		9,933
NET CAPITAL		$240,296
AGGREGATE INDEBTEDNESS		
Due to Clearing Firm	$6,675	
Accounts Payable	1,951	
Accrued Payroll	27,077	
TOTAL AGGREGATE INDEBTEDNESS		$35,703
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital required		$100,000
Excess Net Capital		$140,296
Ratio: Aggregate Indebtedness to Net Capital		0.15

HARVESTONS SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended August 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIa of Form X-175A-5 as of August 31, 2007)

Net Capital, as reported in Harvestons' Part IIA (unaudited) FOCUS report	$240,296
Add Net Audit Adjustments	0
Net Capital	$240,296

SCHEDULES II, III AND IV

HARVESTONS SECURITIES, INC.
YEAR ENDED AUGUST 31, 2009

The information required by Schedules II, III and IV has not been provided as an exemption from rule 15c3-3 is claimed. Harvestons does not hold cash or securities for the account of customers. All transactions are cleared through separate brokers/dealers, on a fully disclosed basis, consequently, it qualifies for exemption from the provision of SEC rule 15c3-3 (k) (2) (I) and Schedules II, III and IV of FOCUS FORM x-17a-5, Part III are not required.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

October 23, 2009

The Stockholder and Directors of
Harvestons Securities, Inc.

In planning and performing our audit of the financial statements of **Harvestons Securities, Inc.** for the year ended August 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Harvestons Securities, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3.

The management of **Harvestons** is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which **Harvestons** has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the *American Institute of Certified Public Accountants*. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that **Harveston's** practices and procedures were adequate at August 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Jackson Ashby Goldstine
JACKSON ASHBY GOLDSTINE, P.C.
DENVER, COLORADO